Exhibit 12.3

CCO HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2003	2004	2005	2006	2007

Earnings

Loss from Operations before Minority Interest and Income Taxes	$55	$(2,555)	$(282)	$(166)	$(308)
Fixed Charges	507	567	698	773	783

Total Earnings	$562	$(1,988)	$416	$607	$475

Fixed Charges
Interest Expense	$488	$539	$665	$746	$762
Amortization of Debt Costs	12	21	26	20	14
Interest Element of Rentals	7	7	7	7	7

Total Fixed Charges	$507	$567	$698	$773	$783

Ratio of Earnings to Fixed Charges (1)	1.11	-	-	-	-

(1) Earnings for the years ended December 31, 2004, 2005, 2006 and 2007 were insufficient to cover fixed charges by $2.6 billion, $282 million, $166 million, and $308 million, respectively. As a result of such deficiencies, the ratios are not presented above.